





Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE
FLAGSHIP FUND

REAL ESTATE INVESTING IS BORING

FUNDRISE
FLAGSHIP FUND

WARNING

Real estate investing is boring

No adrenaline rushes.
No excuse to refresh your portfolio every few minutes.

Just an investing strategy carefully calibrated for *boring* stuff like inflation hedging, effective diversification, and steady growth.

The Fundrise Flagship Fund aims to bring a quiet balance to your portfolio. The Fund holds **$1.1 billion worth of institutional-caliber real estate** acquired with the sole objective of steadily growing your net worth for decades to come.

See? *Boring.*

And that's exactly the point.

Simplicity
100%-digital investing process takes 5 minutes

Liquidity
Penalty-free, quarterly redemptions*

Consistency
7.5% trailing 12-month growth[1]

Start investing in minutes with as little as $10.

Scan QR code or visit fundrise.com/mail

[1] The performance data quoted represents past performance and does not guarantee future results. Trailing 12-month returns reflect performance as of the most recent quarter-end and may not include the impact of subsequent market activity. Current performance may be lower or higher than the figures quoted.

**Subject to limitations. Please see the Fund's prospectus for details. Net value of the fund's assets less its liabilities as of 12/31/24. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.*

Our $1.1 billion real estate fund is now open for investment



FUNDRISE
FLAGSHIP FUND



FUNDRISE
FLAGSHIP FUND

Real estate investing, built for you

For decades, real estate has been a cornerstone of the world's largest portfolios. But it was often complicated, time-consuming, and prohibitively expensive. Until now.

The Fundrise Flagship Fund is unique because it's both one of the largest of its kind and radically accessible. We are bringing the strength of our strategies to everyone, rather than a select few.

With thousands of residential assets and 3.3 million square feet of industrial — our billion-dollar real estate fund aims to deliver a new level of balance, becoming the cornerstone of your portfolio for decades to come.


Liquidity
Penalty-free, quarterly redemptions'


Flexibility
$10 minimum investment


Simplicity
100% digitial investment experience



Start investing in minutes with as little as $10.

Scan QR code or visit
fundrise.com/mail













Our $1.1 billion real estate fund is now open for investment

FUNDRISE
FLAGSHIP FUND

FUNDRISE
FLAGSHIP FUND

WARNING

Real estate investing is boring

No adrenaline rushes.
No excuse to refresh your portfolio every few minutes.

Just an investing strategy carefully calibrated for *boring* stuff like inflation hedging, effective diversification, and steady growth.

The Fundrise Flagship Fund aims to bring a quiet balance to your portfolio. The Fund holds **$1.1 billion worth of institutional-caliber real estate** acquired with the sole objective of steadily growing your net worth for decades to come.

See? *Boring.*

And that's exactly the point.

Simplicity
100%-digital investing process takes 5 minutes

Liquidity
Penalty-free, quarterly redemptions*

Consistency
7.5% trailing 12-month growth[1]

Start investing in minutes with as little as $10.

Scan QR code or visit fundrise.com/mail

[1] The performance data quoted represents past performance and does not guarantee future results. Trailing 12-month returns reflect performance as of the most recent quarter-end and may not include the impact of subsequent market activity. Current performance may be lower or higher than the figures quoted.

**Subject to limitations. Please see the Fund's prospectus for details. Net value of the fund's assets less its liabilities as of 12/31/24. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.*

@tickersymbolyou YT

According to Market US, the global artificial intelligence market is expected to more than 8x in size over the next 8 years, which is a compound annual growth rate of 30% through 2033!



But many of the companies building next generation AI applications are not publicly traded.

Think about the 90s and early 2000s. Companies like Amazon and Google went public VERY early in their growth cycle. But today, they're waiting an average of TEN YEARS or LONGER to go public! That means investors like us can miss out on most of the returns from the next Amazon. The next Google. The next Nvidia.



That's where The Fundrise Innovation Fund, who is making this video possible, can help you - they give you access to invest in some of the best tech companies *before* they go public!


ServiceTitan
The better way to run your commercial contracting business
Vanta
Your security and compliance verified
Anduril Industries
Transforming defense capabilities with advanced technology
dbt
dbt Labs
Power everything in your business with high-quality, trusted, and reliable data
omni
Omni
Business intelligence that speaks your language
ramp
Ramp
Time is money. Save both.
anyscale
Inspectify

Venture capital is usually only for the ultra-wealthy, but Fundrise's Innovation Fund gives everyday investors access to some of the top private, pre-IPO companies on Earth with an access point starting at $10.


ABOUT THE FUND
A growth mindset
The Innovation Fund intends to invest in a diversified portfolio largely composed of private high-growth technology companies, with an initial focus on several sectors that we believe have exceptional macro tailwinds.
Learn more about the Innovation Fund →
$110M+
dollars raised
35K+
active investors
SECTORS
Modern Data Infrastructure
Learn more →
Artificial Intelligence & Machine Learning
Development Operations (DevOps)

They have an impressive track record, already investing over $110 million into some of the largest, most in-demand AI and data infrastructure companies.


DISCLAIMER: AS IT RELATES TO THE FUNDRISE INNOVATION FUND, CAREFULLY CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE INNOVATION FUND BEFORE INVESTING. THIS AND OTHER INFORMATION CAN BE FOUND IN THE FUND'S PROSPECTUS FUNDRISE.COM/INNOVATION. READ THEM CAREFULLY BEFORE INVESTING.
tsy
SUBSCRIBE

So, if you want access to some of the best late-stage companies before they IPO, check out the Fundrise Innovation Fund with my link below today!

Access some of the best late-stage AI companies BEFORE THEY IPO with the Fundrise Innovation Fund: https://fundrise.com/tickersymbolyou

As it relates to the Fundrise Innovation Fund, carefully consider the investment objectives, risks, charges and expenses of The Innovation Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/innovation. Read them carefully before investing.